Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET In compliance with Official Letter No. 7/2020-CVM/SEP, Itaú Unibanco Holding S.A.(“Company”) announces to its stockholders and the market in general that the Company’s executives will join the live event as follows: Topic Organizer Executive/Position Subject matter Date and Time Link to access Itaúsa’s 2020Outlook Itaúsa S.A. (Company’s controlling stockholder) Candido Bracher (CEO) Itaú Unibanco Holding S.A.’s Strategies September 23, 2020, from 10 am to noon panorama.itausa.com.br (previous registration required) São Paulo (SP), September 21, 2020. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations